中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

2010 ANNUAL RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2010 together with the comparative figures for 2009:

FINANCIAL RESULTS

A. Prepared in accordance with International Financial Reporting Standards ("IFRSs")

Consolidated Income Statement for the year ended 31 December 2010

	Note	**2010 RMB million**	2009 RMB million
Operating revenue			
Traffic revenue		**74,140**	52,967
Other operating revenue		**2,355**	1,835
Total operating revenue	*3*	**76,495**	54,802
Operating expenses			
Flight operations	*4*	**38,593**	29,296
Maintenance		**5,586**	4,446
Aircraft and traffic servicing		**10,968**	9,169
Promotion and sales		**5,555**	4,170
General and administrative		**2,266**	1,844
Impairment on property, plant and equipment	*5*	**212**	26
Depreciation and amortisation		**7,061**	5,971
Others		**444**	429
Total operating expenses		**70,685**	55,351
Other net income	*6*	**476**	1,989
Operating profit		**6,286**	1,440

	Note	2010 RMB million	2009 RMB million
Interest income		**93**	68
Interest expense	*7*	**(1,265)**	(1,497)
Share of associates' results		**56**	69
Share of jointly controlled entities' results		**112**	214
Gain on sale of a jointly controlled entity classified as held for sale, net	*8*	**1,078**	–
(Loss)/gain on derivative financial instruments, net		**(30)**	45
Exchange gain, net	*9*	**1,746**	93
Gain on deemed disposal of a subsidiary		**17**	–
Profit before taxation		**8,093**	432
Income tax (expense)/benefit	*10*	**(1,678)**	95
Profit for the year		**6,415**	527
Attributable to:			
Equity shareholders of the Company		**5,795**	330
Non-controlling interests		**620**	197
Profit for the year		**6,415**	527
Earnings per share			
Basic and diluted	*12*	**RMB0.70**	RMB0.05

Consolidated Statement of Comprehensive Income for the year ended 31 December 2010

	2010 *RMB million*	2009 *RMB million*
Profit for the year	**6,415**	527
Other comprehensive income for the year (after tax and reclassification adjustments):		
Available-for-sale securities: net movement in the fair value reserve	**(15)**	30
Total comprehensive income for the year	**6,400**	557
Attributable to:		
Equity shareholders of the Company	**5,789**	349
Non-controlling interests	**611**	208
Total comprehensive income for the year	**6,400**	557

Consolidated Balance Sheet at 31 December 2010

	Note	2010 RMB million	2009 RMB million
Non-current assets			
Property, plant and equipment, net		**80,214**	63,673
Construction in progress		**10,069**	18,059
Lease prepayments		**1,605**	516
Interest in associates		**309**	257
Interest in jointly controlled entities		**863**	728
Other investments in equity securities		**166**	166
Lease deposits		**544**	564
Available-for-sale equity securities		**80**	93
Deferred tax assets		**997**	479
Other assets		**526**	558
		95,373	85,093
Current assets			
Inventories		**1,355**	1,256
Trade receivables	*13*	**1,992**	1,359
Other receivables		**1,394**	1,408
Prepaid expenses and other current assets		**576**	711
Amounts due from related companies		**138**	51
Cash and cash equivalents		**10,404**	4,343
		15,859	9,128
Asset classified as held for sale		**–**	529
		15,859	9,657

	Note	2010 *RMB million*	2009 *RMB million*
Current liabilities			
Financial liabilities		**13**	44
Bank and other loans		**9,324**	17,452
Obligations under finance leases		**1,654**	1,431
Trade and bills payable	*14*	**1,877**	4,992
Sales in advance of carriage		**3,604**	2,196
Deferred revenue		**524**	316
Income tax payable		**1,985**	44
Amounts due to related companies		**246**	94
Accrued expenses		**9,330**	8,153
Other liabilities		**3,768**	3,376
		32,325	38,098
Net current liabilities		**(16,466)**	(28,441)
Total assets less current liabilities		**78,907**	56,652
Non-current liabilities and deferred items			
Bank and other loans		**31,876**	27,875
Obligations under finance leases		**12,776**	11,887
Deferred revenue		**824**	594
Provision for major overhauls		**1,173**	953
Provision for early retirement benefits		**118**	148
Deferred benefits and gains		**1,015**	1,080
Deferred tax liabilities		**912**	853
		48,694	43,390
Net assets		**30,213**	13,262
Capital and reserves			
Share capital		**9,818**	8,003
Reserves		**16,896**	2,348
Total equity attributable to equity shareholders of the Company		**26,714**	10,351
Non-controlling interests		**3,499**	2,911
Total equity		**30,213**	13,262

Consolidated Statement of Changes in Equity for the year ended 31 December 2010

	Attributable to equity shareholders of the Company							
	Share capital *RMB million*	Share premium *RMB million*	Fair value reserves *RMB million*	Other reserves *RMB million* *(Note)*	(Accumulated losses)/ retained profits *RMB million*	Total *RMB million*	Non-controlling interests *RMB million*	Total equity *RMB million*
Balance at 1 January 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
Changes in equity for 2009:								
Profit for the year	–	–	–	–	330	330	197	527
Other comprehensive income	–	–	19	–	–	19	11	30
Total comprehensive income	–	–	19	–	330	349	208	557
Issuance of shares	1,442	1,538	–	–	–	2,980	–	2,980
Paid in capital from non-controlling equity holders of subsidiaries	–	–	–	–	–	–	261	261
Liquidation of subsidiaries	–	–	–	–	–	–	(6)	(6)
Distributions to non-controlling shareholders	–	–	–	–	–	–	(10)	(10)
Government contributions	–	–	–	1	–	1	–	1
Balance at 31 December 2009 and 1 January 2010	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262
Changes in equity for 2010:								
Profit for the year	–	–	–	–	5,795	5,795	620	6,415
Other comprehensive income	–	–	(6)	–	–	(6)	(9)	(15)
Total comprehensive income	–	–	(6)	–	5,795	5,789	611	6,400
Issuance of shares	1,815	8,757	–	–	–	10,572	–	10,572
Decrease in non-controlling interests as a result of loss of control of a subsidiary	–	–	–	–	–	–	(2)	(2)
Distributions to non-controlling shareholders	–	–	–	–	–	–	(6)	(6)
Acquisition of equity interest of a subsidiary from a non-controlling shareholder	–	–	–	–	–	–	(15)	(15)
Government contributions	–	–	–	2	–	2	–	2
Balance at 31 December 2010	9,818	13,433	31	756	2,676	26,714	3,499	30,213

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

Notes to the financial information prepared in accordance with IFRSs:

1 Company background

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company. The Company's holding company, China Southern Air Holding Company ("CSAHC"), is a state-owned enterprise under the supervision of the PRC central government.

The Company's H shares and American Depositary Receipts ("ADR") (each ADR representing 50 H shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holding Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

On 29 October 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung.

2 Adoption of new and revised IFRSs

The International Accounting Standards Board (the "IASB") has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

- IFRS 3 (revised 2008), Business combinations
- Amendments to IAS 27, Consolidated and separate financial statements
- Improvements to IFRSs (2009)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

These developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

- The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had a material effect on the Group's financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination) and there is no requirement to restate the amounts recorded in respect of previous such transactions.
- The impact of IAS 27 (in respect of loss of control of a subsidiary and allocation of losses to non-controlling interests (previously known as minority interests) in excess of their equity interest) have had no material impact as there is no requirement to restate amounts recorded in previous periods.
- The amendment introduced by the Improvements to IFRSs (2009) omnibus standard in respect of IAS 17, Leases, have had no material impact as the Group considers current classification of interests in leasehold land as operating leases remains appropriate.

Further details of these changes in accounting policies are as follows:

- As a result of the adoption of IFRS 3 (revised 2008), any business combination acquired on or after 1 January 2010 will be recognised in accordance with the new requirements and detailed guidance contained in IFRS 3 (revised 2008). These include the following changes in accounting policies:

  – Transaction costs that the Group incurs in connection with a business combination, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, will be expensed as incurred, whereas previously they were accounted for as part of the cost of the business combination and therefore impacted the amount of goodwill recognised.

  – If the Group holds interests in the acquiree immediately prior to obtaining control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

  – Contingent consideration will be measured at fair value at the acquisition date. Subsequent changes in the measurement of that contingent consideration unrelated to facts and circumstances that existed at the acquisition date will be recognised in profit or loss, whereas previously these changes were recognised as an adjustment to the cost of the business combination and therefore impacted the amount of goodwill recognised.

  – If the acquiree has accumulated tax losses or other temporary deductible differences and these fail to meet the recognition criteria for deferred tax assets at the date of acquisition, then any subsequent recognition of these assets will be recognised in profit or loss, rather than as an adjustment to goodwill as was previously the policy.

  – In addition to the Group's existing policy of measuring the non-controlling interests (previously known as the "minority interests") in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets, in future the Group may elect, on a transaction by transaction basis, to measure the non-controlling interest at fair value.

  In accordance with the transitional provisions in IFRS 3 (revised 2008), these new accounting policies are applied prospectively to any business combinations in the current or future periods. The new policy in respect of recognition in the movement of deferred tax assets is also applied prospectively to accumulated tax losses and other temporary deductible differences acquired in previous business combinations. No adjustments have been made to the carrying values of assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this revised standard.

- As a result of the adoption of IAS 27 (amended 2008), the following changes in policies are applied as from 1 January 2010:

  – If the Group acquires an additional interest in a non-wholly owned subsidiary, the transaction will be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no goodwill will be recognised as a result of such transactions. Similarly, if the Group disposes of part of its interest in a subsidiary but still retains control, this transaction will also be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no profit or loss will be recognised as a result of such transactions. Previously, the Group treated such transactions as step-up transactions and partial disposals, respectively.

  – If the Group's non-wholly owned subsidiaries incur losses, these losses incurred will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Previously, if the allocation of losses to the non-controlling interests would have resulted in a deficit balance, the losses were only allocated to the non-controlling interests if the non-controlling interests were under a binding obligation to make good the losses. In accordance with the transitional provisions in IAS 27, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

In accordance with the transitional provisions in IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

- In order to be consistent with the above amendments to IFRS 3 and IAS 27, and as a result of amendments to IAS 28, Investments in associates, and IAS 31, Interests in joint ventures, the following policies are applied as from 1 January 2010:

  – If the Group holds interests in the acquiree immediately prior to obtaining significant influence or joint control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining significant influence or joint control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

  – If the Group loses significant influence or joint control, the transaction will be accounted for as a disposal of the entire interest in that investee, with any remaining interest being recognised at fair value as if re-acquired. Previously, such transactions were treated as partial disposals.

  Consistent with the transitional provisions in IFRS 3 and IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

- As a result of the amendment to IAS 17, Leases, arising from the Improvements to IFRSs (2009) omnibus standard, the Group has re-evaluated the classification of its interests in leasehold land as to whether, in the Group's judgement, the lease transfers substantially all the risks and rewards of ownership of the land such that the Group is in a position economically similar to that of a purchaser. The Group has concluded that the classification of such leases as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards of ownership of the land to the Group.

3 Operating revenue and segmental information

(a) Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(d).

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2010 and 2009 is set out below.

	Airline business		All other segments		Eliminations		Unallocated*		Total	
	2010 *RMB million*	2009 *RMB million*	**2010** *RMB million*	2009 *RMB million*	**2010** *RMB million*	2009 *RMB million*	**2010** *RMB million*	2009 *RMB million*	**2010** *RMB million*	2009 *RMB million*
Revenue from external customers	**77,394**	55,708	**394**	335	**-**	-	**-**	-	**77,788**	56,043
Inter-segment sales	**-**	-	**861**	674	**(861)**	(674)	**-**	-	**-**	-
Reportable segment revenue	**77,394**	55,708	**1,255**	1,009	**(861)**	(674)	**-**	-	**77,788**	56,043
Reportable segment profit before taxation	**6,742**	27	**81**	56	**-**	-	**1,275**	374	**8,098**	457
Reportable segment assets	**108,222**	91,322	**1,757**	1,776	**(191)**	(159)	**1,441**	1,797	**111,229**	94,736
Addition to non-current segment assets during the year	**17,188**	17,558	**38**	66	**-**	-	**5**	13	**17,231**	17,637
Reportable segment liabilities	**80,033**	80,435	**1,168**	1,202	**(191)**	(159)	**-**	-	**81,010**	81,478
Other segment information										
Interest income	**91**	65	**2**	3	**-**	-	**-**	-	**93**	68
Interest expenses	**1,222**	1,446	**43**	51	**-**	-	**-**	-	**1,265**	1,497
Depreciation and amortisation for the year	**7,050**	5,954	**83**	85	**-**	-	**-**	-	**7,133**	6,039
Impairment losses (including impact on PP&E, allowance for doubtful debts and provision for inventories)	**220**	57	**-**	-	**-**	-	**-**	-	**220**	57

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities and the gain on disposal of a jointly controlled entity classified as held for sale.

(c) ***Geographic information***

	2010 *RMB million*	2009 *RMB million*
Domestic	**63,850**	47,645
Hong Kong, Macau and Taiwan	**1,589**	1,067
International *	**12,349**	7,331
	77,788	56,043

* Asian market accounted for approximately 57% (2009: 74%) of the Group's total international traffic revenue for the year ended 31 December 2010. The remaining portion was mainly derived from the Group's flights to/from European, North American regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d) ***Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies***

	2010 *RMB million*	2009 *RMB million*
Revenue		
Reportable segment revenue	78,649	56,717
Elimination of inter-segment revenues	(861)	(674)
Reclassification of expired sales in advance of carriage	664	350
Reclassification of business tax	(1,957)	(1,591)
Consolidated revenue	76,495	54,802
Profit		
Reportable segment profit before taxation	6,823	83
Unallocated amounts	1,275	374
Losses on lump sum housing benefits	(26)	(26)
Revaluation of land use rights	4	4
Adjustments arising from business combinations under common control	(1)	(7)
Capitalisation of exchange difference of specific loans	17	3
Government grants	1	1
Consolidated profit before taxation	8,093	432
Assets		
Reportable segment assets	109,979	93,098
Elimination of inter-segment balances	(191)	(159)
Other unallocated amounts	1,441	1,797
Losses on lump sum housing benefits	40	66
Revaluation of land use rights	(138)	(142)
Adjustments arising from business combinations under common control	–	1
Capitalisation of exchange difference of specific loans	128	111
Government grants	(38)	(39)
Effect of the above adjustments on taxation	11	17
Consolidated total assets	111,232	94,750
Liabilities		
Reportable segment liabilities	81,201	81,637
Elimination of inter-segment balances	(191)	(159)
Effect of the above adjustments on taxation	9	10
Consolidated total liabilities	81,019	81,488

4 **Flight operations expenses**

	2010 *RMB million*	2009 *RMB million*
Jet fuel costs	23,492	16,390
Operating lease charges		
– Aircraft and flight equipment	4,821	4,740
– Land and buildings	477	383
Air catering expenses	1,808	1,392
Aircraft insurance	206	188
Flight personnel payroll and welfare	3,420	2,622
Training expenses	628	556
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	1,622	1,418
Others	2,119	1,607
	38,593	29,296

5 **Impairment on property, plant and equipment**

In 2009, in view of the age of the Group's fleet of ATR72 aircraft, the Group determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft and related fleet assets. The carrying amount of the related fleet assets was written down by RMB26 million. The estimates of recoverable amounts were based on the assets' fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft and related fleet assets.

During the year, in view of the age of 4 Boeing 757-200 aircraft in Xiamen Airlines Company Limited ("Xiamen Airlines")'s fleet of Boeing 757-200 aircraft, Xiamen Airlines determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, Xiamen Airlines assessed the recoverable amounts of these aircraft and the carrying amount of these aircraft was written down by RMB109 million. The estimates of recoverable amounts were based on the assets' fair value less cost to sell, determined by reference to the recent observable market prices for the aircraft fleet and related fleet assets.

In prior years, the Group determined to dispose of the Group's fleet of Boeing 777-200A, MD90 and ATR72 aircraft and these aircraft and related assets' carrying amounts were written down to their recoverable amounts. The recoverable amounts of these aircraft and related assets as at 31 December 2010 were reviewed by the Group and the carrying amounts of the aircraft and related assets were further written down by RMB102 million. The estimates of recoverable amounts were based on the assets' fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft fleet and related fleet assets.

6 **Other net income**

	2010 *RMB million*	2009 *RMB million*
Refund of CAAC infrastructure development fund	–	1,328
Government subsidies	553	541
(Loss)/gain on sale of property, plant and equipment, net		
– Aircraft and spare engines	(8)	14
– Other property, plant and equipment	(1)	17
Gain on sale of available-for-sale equity securities	–	78
Others	(68)	11
	476	1,989

Pursuant to the "Notice of refund of CAAC infrastructure development fund" jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from 1 July 2008 to 30 June 2009 was refunded in 2009. There was no such refund during the year.

7 Interest expense

	2010 ***RMB million***	2009 *RMB million*
Interest on bank and other loans wholly repayable within five years	**777**	1,333
Interest on other loans	**263**	120
Finance charges on obligations under finance leases	**403**	471
Other interest expense	**8**	14
Less: borrowing costs capitalised	**(186)**	(441)
	1,265	1,497

8 Gain on sale of a jointly controlled entity classified as held for sale, net

In 2010, the Company sold its entire equity interest in a jointly controlled entity to CSAHC and recorded a gain of RMB1,078 million.

9 Exchange gain, net

Net exchange gain of RMB1,746 million was recorded in 2010, an increase of RMB1,653 million from RMB93 million in 2009, mainly due to Renminbi appreciated significantly against U.S. dollar in 2010.

10 Income tax expense/(benefit)

	2010 ***RMB million***	2009 *RMB million*
PRC income tax		
Provision for the year	**2,134**	90
Deferred tax		
Origination and reversal of temporary differences	**(92)**	327
Utilisation of unused tax losses and deductible temporary differences not recognised in prior year *(Note (ii))*	**(364)**	(512)
	(456)	(185)
Income tax expense/(benefit)	**1,678**	(95)

(i) The Corporate Income Tax Law of the PRC ("new tax law") took effect on 1 January 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008. Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

The headquarters of the Company and its branches are taxed at 22% to 25% (2009: 20% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2009: 15% to 30%).

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for such overseas airline activities in both the current and prior years.

(ii) The Company increased its retained profits under PRC GAAP as a result of changes in accounting policies in 2003 and 2007. As at 31 December 2008, the Company recognised deferred tax liabilities of RMB498 million and an income tax payable of RMB112 million in respect of the increase in retained profits of RMB3,320 million in 2003 and RMB627 million in 2007, respectively in the financial statements prepared under IFRSs. In 2009, the Company agreed with the local tax authority that the above deferred tax liabilities and income tax payable would be settled from 2009 to 2011.

11 Dividends

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2010.

No dividend was paid in respect of the year ended 31 December 2009.

12 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2010 is based on the profit attributable to equity shareholders of the Company of RMB5,795 million (2009: RMB330 million) and the weighted average of 8,314,100,000 shares in issue during the year (2009: 7,084,842,000 shares).

	2010	2009
	million shares	*million shares*
Issued ordinary shares at 1 January	**8,003**	6,561
Effect of issuance of A shares	**259**	263
Effect of issuance of H shares	**52**	261
Weighted average number of ordinary shares at 31 December	**8,314**	7,085

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

13 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2010	2009
	RMB million	*RMB million*
Within 1 month	**1,829**	1,191
More than 1 month but less than 3 months	**134**	147
More than 3 months but less than 12 months	**29**	21
	1,992	1,359

14 Trade and bills payable

The following is the ageing analysis of trade and bills payable:

	2010	2009
	RMB million	*RMB million*
Within 1 month	**1,261**	1,873
More than 1 month but less than 3 months	**337**	1,545
More than 3 months but less than 6 months	**240**	1,566
More than 6 months but less than 1 year	**12**	8
More than 1 year	**27**	–
	1,877	4,992

15 Non-adjusting post balance sheet events

On 20 December 2010, the Company, Xiamen Jianfa Group Co., Ltd. ("Xiamen Jianfa"), a non-controlling shareholder of Xiamen Airlines, and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment") entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines. Upon the completion the capital injections, Hebei Investment will own 15% equity interest in Xiamen Airlines. The Company's equity interest in Xiamen Airlines will decrease from 60% to 51%. Xiamen Airlines will remain a subsidiary of the Company.

Up to the date of this announcement, Hebei Investment has injected cash capital of RMB1,460 million to Xiamen Airlines as agreed.

B. Prepared in accordance with the PRC GAAP

Consolidated Income Statement for the year ended 31 December 2010

	2010	2009
	RMB million	*RMB million*
Operating income	**77,788**	56,043
Less: Operating costs	**62,567**	49,197
Business taxes and surcharges	**1,957**	1,591
Selling and distribution expenses	**5,694**	4,256
General and administrative expenses	**2,182**	1,814
Financial (income)/expenses, net	**(456)**	1,396
Impairment losses on assets	**220**	57
Add: Gain from changes in fair value	**31**	72
Investment income	**1,214**	347
Operating profit/(loss)	**6,869**	(1,849)
Add: Non-operating income	**1,300**	2,336
Less: Non-operating expenses	**71**	30
Profit before income tax	**8,098**	457
Less: Income tax expenses/(benefit)	**1,673**	(97)
Net profit for the year	**6,425**	554
Add: Other comprehensive income for the year	**(15)**	30
Total comprehensive income for the year	**6,410**	584
Profit attributable to		
Equity shareholders of the Company	**5,805**	381
Minority interests	**620**	173
Net profit for the year	**6,425**	554
Total comprehensive income attributable to		
Equity shareholders of the Company	**5,799**	400
Minority interests	**611**	184
Total comprehensive income for the year	**6,410**	584

Consolidated Balance Sheet at 31 December 2010

	2010 *RMB million*	2009 *RMB million*
Assets		
Current assets		
Cash at bank and on hand	**10,404**	4,343
Accounts receivable	**2,005**	1,366
Prepayments	**665**	711
Other receivables	**1,430**	1,452
Inventories	**1,355**	1,256
Total current assets	**15,859**	9,128
Non-current assets		
Available-for-sale financial assets	**80**	93
Long-term equity investments	**1,361**	1,704
Investment properties	**473**	461
Fixed assets	**79,682**	63,193
Construction in progress	**10,014**	17,982
Intangible assets	**1,836**	754
Lease deposits	**544**	564
Long-term deferred expenses	**394**	95
Deferred tax assets	**986**	462
Other non-current assets	**–**	300
Total non-current assets	**95,370**	85,608
Total assets	**111,229**	94,736
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	**3,568**	11,012
Financial liabilities held for trading	**13**	44
Bills payable	**104**	3,207
Accounts payable	**9,058**	8,245
Sales in advance of carriage	**3,604**	2,196
Employee benefits payable	**2,022**	1,602
Taxes payable	**2,345**	532
Interest payable	**123**	146
Other payables	**3,554**	2,927
Non-current liabilities due within one year	**7,410**	7,871
Total current liabilities	**31,801**	37,782

	2010	2009
	RMB million	*RMB million*
Non-current liabilities		
Long-term loans	**31,876**	27,875
Obligations under finance leases	**12,776**	11,887
Provision for major overhauls	**1,173**	953
Deferred revenue	**2,363**	1,990
Provision for early retirement benefits	**118**	148
Deferred tax liabilities	**903**	843
Total non-current liabilities	**49,209**	43,696
Total liabilities	**81,010**	81,478
Shareholders' equity		
Share capital	**9,818**	8,003
Capital reserve	**14,159**	5,406
Surplus reserve	**603**	603
Undistributed profits/(accumulated losses)	**2,175**	(3,630)
Total equity attributable to equity shareholders of the Company	**26,755**	10,382
Minority interests	**3,464**	2,876
Total equity	**30,219**	13,258
Total liabilities and shareholders' equity	**111,229**	94,736

Note:

The financial information set out above is derived from audited financial statements for the year ended 31 December 2010 prepared in accordance with PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company's website at http://www.csair.com.

C. Effects of significant differences between IFRSs and PRC GAAP

(1) Effects of significant differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company are analysed as follows:

	2010	2009
	RMB million	*RMB million*
Net profit attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**5,805**	381
Adjustments:		
Losses on lump sum housing benefits	**(26)**	(26)
Revaluation of land use rights	**4**	4
Adjustments arising from business combinations under common control	**(1)**	(7)
Capitalisation of exchange difference of specific loans	**17**	3
Accumulated loss attributed to non-controlling interests of a subsidiary	**–**	(23)
Government grants	**1**	1
Effect of the above adjustments on taxation	**(5)**	(2)
Effect of the above adjustments on minority interests	**–**	(1)
Net profit attributable to equity shareholders of the Company in the financial information prepared under IFRSs	**5,795**	330

(2) Effects of significant differences between PRC GAAP and IFRSs on total equity attributable to equity shareholders of the Company are analysed as follows:

	2010	2009
	RMB million	*RMB million*
Total equity attributable to equity shareholders of the Company in the financial information prepared under PRC GAAP	**26,755**	10,382
Adjustments:		
Losses on lump sum housing benefits	**40**	66
Revaluation of land use rights	**(138)**	(142)
Adjustments arising from business combinations under common control	**–**	1
Capitalisation of exchange difference of specific loans	**128**	111
Accumulated loss attributed to non-controlling interests of a subsidiary	**(23)**	(23)
Government grants	**(38)**	(39)
Effect of the above adjustments on taxation	**2**	7
Effect of the above adjustments on minority interests	**(12)**	(12)
Total equity attributable to equity shareholders of the Company in the financial information prepared under IFRSs	**26,714**	10,351

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**94,014**	80,697	**16.5**
– Hong Kong, Macau and Taiwan	**1,788**	1,337	**33.7**
– International	**15,526**	10,968	**41.6**
Total	**111,328**	93,002	**19.7**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**9,715**	8,342	**16.5**
– Hong Kong, Macau and Taiwan	**171**	126	**35.7**
– International	**3,218**	1,599	**101.3**
Total	**13,104**	10,067	**30.2**
Passengers carried *(thousand)*			
– Domestic	**69,727**	61,130	**14.1**
– Hong Kong, Macau and Taiwan	**1,573**	1,276	**23.3**
– International	**5,156**	3,875	**33.1**
Total	**76,456**	66,281	**15.4**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**874**	750	**16.5**
– Hong Kong, Macau and Taiwan	**12**	9	**33.3**
– International	**231**	103	**124.3**
Total	**1,117**	862	**29.6**
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**117,383**	105,379	**11.4**
– Hong Kong, Macau and Taiwan	**2,353**	1,916	**22.8**
– International	**20,762**	16,146	**28.6**
Total	**140,498**	123,441	**13.8**

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Available tonne kilometres (ATK) *(million)*			
– Domestic	**13,890**	12,425	**11.8**
– Hong Kong, Macau and Taiwan	**269**	219	**22.8**
– International	**4,981**	2,802	**77.8**
Total	**19,140**	15,446	**23.9**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**80.1**	76.6	**4.6**
– Hong Kong, Macau and Taiwan	**76.0**	69.8	**8.9**
– International	**74.8**	67.9	**10.2**
Overall	**79.2**	75.3	**5.2**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**69.9**	67.1	**4.2**
– Hong Kong, Macau and Taiwan	**63.6**	57.7	**10.2**
– International	**64.6**	57.1	**13.1**
Overall	**68.5**	65.2	**5.1**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.62**	0.53	**17.0**
– Hong Kong, Macau and Taiwan	**0.85**	0.75	**13.3**
– International	**0.58**	0.55	**5.5**
Overall	**0.62**	0.54	**14.8**
Yield per RTK *(RMB)*			
– Domestic	**6.20**	5.36	**15.7**
– Hong Kong, Macau and Taiwan	**9.29**	8.30	**11.9**
– International	**3.84**	4.52	**(15.0)**
Overall	**5.66**	5.26	**7.6**
Fleet			
Total number of aircraft at year end			
– Boeing	**208**	194	**7.2**
– Airbus	**191**	157	**21.7**
– McDonnell Douglas	**12**	16	**(25.0)**
– Others	**11**	11	**–**
Total	**422**	378	**11.6**

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Overall utilisation rate *(hours per day)*			
– Boeing	**9.78**	9.52	**2.7**
– Airbus	**9.47**	9.37	**1.1**
– McDonnell Douglas	**9.09**	8.99	**1.1**
Overall	**9.55**	9.37	**1.9**
Cost			
– Operating cost per ATK *(RMB)*	**3.69**	3.58	**3.1**

MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, benefited from the rapid growth in domestic economy and boost in consumption, as well as the success in Shanghai World Expo and Guangzhou Asian Games, civil aviation industry in China enjoyed a dramatic situation that exhibited booming passenger and freight business. Facing the flourish demand for aviation transportation, the Company actively seized market opportunities, greatly propelled restructuring, largely improved production and operation capacity and successfully grasped buoyant opportunities arising from continuous prosperity in aviation industry, thereby having achieved the best record in the history in terms of safety performance and economic efficiency.

During the reporting period, the Company, capitalized on its extensive network, established an effective transformation and advancement mode, allocated concrete transformation tasks on a collective basis and conducted "Year for Implementation of the Strategic Transformation" by eyeing transit services to Australia as a key breakthrough; these have attained preliminary achievements in the current stage. The steady progression of the Company's hubs, constant upturn in the competitiveness of its transit products, full exercise of its scale advantage and network effect, and obvious improvement in the operation of its long-haul international services have together paved an effective way for its future development.

The Company staged the activities of "Year of Branded Services Improvement Campaign" during the reporting period. Through enhanced branding, it took the lead in launching a high-end economic class, administered flight delays and baggage transport error and completed security tasks for the Shanghai World Expo and Guangzhou Asian Games, therefore having further promoted its brand recognition and market endorsement. Through meeting all criteria required under SKYTRAX four-star standard, it further enhanced its service standard and quality, to move up its service level to another step. Thanks to these efforts, the Company was promoted as a SKYTRAX four-star airline in January 2011.

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,795 million was recorded in 2010 as compared to the profit attributable to equity shareholders of the Company of RMB330 million in 2009, owing to the Group's operating revenue increased substantially. The Group's operating revenue increased by RMB21,693 million or 39.6% from RMB54,802 million in 2009 to RMB76,495 million in 2010. Passenger load factor increased by 3.9 percentage point from 75.3% in 2009 to 79.2% in 2010. Passenger yield (in passenger revenue per RPK) increased by RMB0.08 or 14.8% from RMB0.54 in 2009 to RMB0.62 in 2010. Average yield (in traffic revenue per RTK) increased by 7.6% from RMB5.26 in 2009 to RMB5.66 in 2010. Operating expenses increased by RMB15,334 million or 27.7% from RMB55,351 million in 2009 to RMB70,685 million in 2010. As a result of the increase in operating revenue, operating profit of RMB6,286 million was recorded in 2010 as compared to operating profit of RMB1,440 million in 2009, up by RMB4,846 million.

OPERATING REVENUE

	2010		2009		
	Operating revenue *RMB million*	**Percentage** %	Operating revenue *RMB million*	Percentage %	**Changes in revenue** %
Traffic revenue	**74,140**	**96.9%**	52,967	96.7%	**40.0%**
Including: Passenger revenue	**68,704**		50,059		**37.2%**
– Domestic	**58,155**		43,033		**35.1%**
– Hong Kong, Macau and Taiwan	**1,521**		1,000		**52.1%**
– International	**9,028**		6,026		**49.8%**
Cargo and mail revenue	**5,436**		2,908		**86.9%**
Other operating revenue	**2,355**	**3.1%**	1,835	3.3%	**28.3%**
Mainly including: Commission income	**469**		342		**37.1%**
Ground services income	**390**		320		**21.9%**
Expired sales in advance of carriage	**664**		350		**89.7%**
Total operating revenue	**76,495**	**100.0%**	54,802	100.0%	**39.6%**
Less: fuel surcharge income	**(5,583)**		(1,986)		
Total operating revenue excluding fuel surcharge	**70,912**		52,816		

Traffic revenue composition
(RMB million)



5,436 (7.3%)
68,704 (92.7%)
2010
2,908 (5.5%)
50,059 (94.5%)
2009
Cargo and Mail Revenue
Passenger Revenue

Passenger revenue composition
(RMB million)



9,028 (13.1%)
1,521 (2.2%)
58,155 (84.7%)
2010
6,026 (12.0%)
1,000 (2.0%)
43,033 (86.0%)
2009
Domestic
HongKong, Macau and Taiwan
International

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 96.9% and 96.7% of total operating revenue in 2010 and 2009 respectively. Passenger revenue and cargo and mail revenue accounted for 92.7% and 7.3% respectively of the total traffic revenue in 2010. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and income from expired sales in advance of carriage.

The increase in operating revenue was primarily due to a 37.2% increase in passenger revenue from RMB50,059 million in 2009 to RMB68,704 million in 2010. The total number of passengers carried increased by 15.4% to 76.46 million passengers in 2010. RPKs increased by 19.7% from 93,002 million in 2009 to 111,328 million in 2010, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.54 in 2009 to RMB0.62 in 2010.

Domestic passenger revenue, which accounted for 84.7% of the total passenger revenue in 2010, increased by 35.1% from RMB43,033 million in 2009 to RMB58,155 million in 2010. Domestic passenger traffic in RPKs increased by 16.5%, while passenger capacity in ASKs increased by 11.4%, resulting in an increase in passenger load factor by 3.5 percentage point from 76.6% in 2009 to 80.1% in 2010. Domestic passenger yield per RPK increased from RMB0.53 in 2009 to RMB0.62 in 2010, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.2% of total passenger revenue, increased by 52.1% from RMB1,000 million in 2009 to RMB1,521 million in 2010. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 33.7%, while passenger capacity in ASKs increased by 22.8%, resulting in an increase in passenger load factor by 6.2 percentage points from 69.8% in 2009 to 76.0% in 2010. Passenger yield per RPK increased from RMB0.75 in 2009 to RMB0.85 in 2010, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.

International passenger revenue, which accounted for 13.1% of total passenger revenue, increased by 49.8% from RMB6,026 million in 2009 to RMB9,028 million in 2010. For international flights, passenger traffic in RPKs increased by 41.6%, while passenger capacity in ASKs increased by 28.6%, resulting in a 6.9 percentage point increase in passenger load factor from 67.9% in 2009 to 74.8% in 2010. Passenger yield per RPK increased from RMB0.55 in 2009 to RMB0.58 in 2010, mainly resulted from the increase in international passenger revenue and fuel surcharge income during the year.

Cargo and mail revenue, which accounted for 7.3% of the Group's total traffic revenue and 7.1% of total operating revenue, increased by 86.9% from RMB2,908 million in 2009 to RMB5,436 million in 2010. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

Other operating revenue increased by 28.3% from RMB1,835 million in 2009 to RMB2,355 million in 2010. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2010 amounted to RMB70,685 million, representing an increase of 27.7% or RMB15,334 million over 2009, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue decreased from 101.0% in 2009 to 92.4% in 2010.

Operating expenses	**2010** *RMB million*	*Percentage*	2009 *RMB million*	*Percentage*
Flight operations	**38,593**	**54.6%**	29,296	52.9%
Mainly including: Jet fuel costs	**23,492**		16,390	
Operating lease charges	**5,298**		5,123	
Flight personnel payroll and welfare	**3,420**		2,622	
Maintenance	**5,586**	**7.9%**	4,446	8.0%
Aircraft and traffic servicing	**10,968**	**15.5%**	9,169	16.6%
Promotion and sales	**5,555**	**7.9%**	4,170	7.5%
General and administrative	**2,266**	**3.2%**	1,844	3.3%
Impairment on property, plant and equipment	**212**	**0.3%**	26	0.1%
Depreciation and amortisation	**7,061**	**10.0%**	5,971	10.8%
Others	**444**	**0.6%**	429	0.8%
Total operating expenses	**70,685**	**100%**	55,351	100%

Composition of operating expenses in 2010


Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Comparison of operating expenses


(RMB million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others
2010
2009

Flight operations expenses, which accounted for 54.6% of total operating expenses, increased by 31.7% from RMB29,296 million in 2009 to RMB38,593 million in 2010, primarily as a result of increase in jet fuel costs because greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 60.9% of flight operations expenses, increased by 43.3% from RMB16,390 million in 2009 to RMB23,492 million in 2010.

Maintenance expenses, which accounted for 7.9% of total operating expenses, increased by 25.6% from RMB4,446 million in 2009 to RMB5,586 million in 2010. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 15.5% of total operating expenses, increased by 19.6% from RMB9,169 million in 2009 to RMB10,968 million in 2010. The increase was primarily due to a 15.1% rise in landing and navigation fees from RMB6,772 million in 2009 to RMB7,792 million in 2010, resulted from the increase in number of flights.

Promotion and sales expenses, which accounted for 7.9% of total operating expenses, increased by 33.2% from RMB4,170 million in 2009 to RMB5,555 million in 2010.

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 22.9% from RMB1,844 million in 2009 to RMB2,266 million in 2010.

Impairment on property, plant and equipment increased by RMB186 million from RMB26 million in 2009 to RMB212 million in 2010.

Depreciation and amortisation, which accounted for 10.0% of total operating expenses, increased by 18.3% from RMB5,971 million in 2009 to RMB7,061 million in 2010, mainly due to the additional depreciation charges on aircraft delivered in 2010.

OPERATING PROFIT

Operating profit of RMB6,286 million was recorded in 2010 (2009: RMB1,440 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB21,693 million or 39.6% in 2010 and increase in operating expenses by RMB15,334 million or 27.7%.

OTHER (EXPENSES)/INCOME

Other net income decreased from RMB1,989 million in 2009 to RMB476 million in 2010, down by 76.1%, mainly due to the receipt of CAAC Infrastructure Development Fund contributions of RMB1,328 million in 2009, and there was no such refund in 2010.

Interest expense decreased by RMB232 million from RMB1,497 million in 2009 to RMB1,265 million in 2010 was mainly due to the decrease in average effective interest rate, which ranged from 1.55% to 3.30% in 2009 while ranged from 1.13% to 1.97% in 2010.

In 2009, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU") with carrying amount of RMB529 million to CSAHC. As at 31 December 2009, the investment in MTU was classified as asset held for sale. The sale was completed in February 2010 and the Company recorded a gain of RMB1,078 million in 2010.

INCOME TAX (EXPENSE)/BENEFIT

Income tax expense of RMB1,678 million was recorded in 2010 as compared to an income tax benefit of RMB95 million in 2009.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2010, the Group's current liabilities exceeded its current assets by RMB16,466 million. For the year ended 31 December 2010, the Group recorded a net cash inflow from operating activities of RMB11,442 million, a net cash outflow from investing activities of RMB11,568 million and a net cash inflow from financing activities of RMB6,187 million and an increase in cash and cash equivalents of RMB6,061 million.

	2010	2009
	RMB million	*RMB million*
Net cash generated from operating activities	**11,442**	8,959
Net cash used in investing activities	**(11,568)**	(14,478)
Net cash from financing activities	**6,187**	5,213
Net increase/(decrease) in cash and cash equivalents	**6,061**	(306)

In 2011 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2010, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB146,702 million (2009: RMB128,175 million), of which approximately RMB39,173 million (2009: RMB50,455 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2011. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings are as follows:

Composition of borrowings

	2010 *RMB million*	2009 *RMB million*	**Change**
Total borrowings	**55,630**	58,645	(5.1%)
Fixed rate borrowings	**7,417**	7,807	(5.0%)
Floating rate borrowings	**48,213**	50,838	(5.2%)



7,417 (13.3%)
48,213 (86.7%)
2010
7,807 (13.3%)
50,838 (86.7%)
2009
Floating rate borrowings (RMB million)
Fixed rate borrowings (RMB million)

Analysis of borrowings by currency

	2010 *RMB million*	2009 *RMB million*
USD	**54,787**	52,489
RMB	**843**	6,156
Total	**55,630**	58,645

Maturity analysis of borrowings

	2010 *RMB million*	2009 *RMB million*
Within 1 year	**10,978**	18,883
After 1 year but within 2 years	**12,134**	9,718
After 2 years but within 3 years	**8,370**	10,859
After 3 years but within 4 years	**3,420**	3,046
After 4 years	**20,728**	16,139
Total borrowings	**55,630**	58,645

The Group's capital structure at the end of the year is as follows:

	2010	2009	Change
Net debts (RMB million)	**64,051**	73,113	(12.4%)
Total equity (RMB million)	**30,213**	13,262	127.8%
Ratio of net debt to total equity	**212%**	551%	(61.5%)


30,213 (32.1%)
64,051 (67.9%)
2010
13,262 (15.4%)
73,113 (84.6%)
2009
Total equity
(RMB million)
Net debts
(RMB million)

Net debts (aggregate of bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) decreased by 12.4% to RMB64,051 million at 31 December 2010, compared to RMB73,113 million at 31 December 2009.

As at 31 December 2010, total equity attributable to equity shareholders of the Company amounted to RMB26,714 million, representing an increase of RMB16,363 million from RMB10,351 million at 31 December 2009. Total equity at 31 December 2010 amounted to RMB30,213 million (2009: RMB13,262 million).

Ratio of net debts to total equity of the Group at 31 December 2010 was 212%, as compared to 551% at 31 December 2009.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitment are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

As at 31 December 2010, the Group had two outstanding forward option contracts of notional amount ranging from USD4 million to USD8 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 31 December 2010, the fair value of these currency forward option contracts was a total liability of approximately RMB13 million.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2010, certain aircraft and advance payments for aircraft of the Group with an aggregate carrying value of approximately RMB49,063 million (2009: RMB41,985 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2010, the Group had capital commitments of approximately RMB76,615 million (2009: RMB67,704 million). Of such amounts, RMB73,909 million related to the acquisition of aircraft and related flight equipment and RMB2,706 million for other projects.

As at 31 December 2010, capital commitments of a jointly controlled entity shared by the Group amounted to RMB14 million (2009: RMB42 million).

Contingent Liabilities

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

    Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB249,972,000 (2009: RMB292,586,000) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2010, an aggregate of personal bank loans of RMB151 million (2009: RMB60 million), under these guarantees, were drawn down from the banks.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2010, the Company issued 1,501,500,000 new A shares and 312,500,000 new H shares, respectively, pursuant to the non-public issue of shares. There are a total of 9,817,567,000 issued shares after completion of the non-public issue of shares. Save for the above, there was no other change in the share capital of the Company.

Type of shares	Number of shares	Approximate percentage of total share capital (%)
1. A shares with selling restrictions	2,222,650,000	22.64
2. H shares	2,794,917,000	28.47
3. A shares without selling restrictions	4,800,000,000	48.89
Total issued shares	9,817,567,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2010.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2010.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2010 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2010.

2011 OUTLOOK

Turning to 2011, global economies are seen to show sluggish recovery, whereas a number of uncertainties may yet drag down its pace. Developed economies are lack of growth momentum, while emerging economies will face serious inflation; these will affect future growth of the global economies. The PRC economy will remain a relatively fast drive after its rebound. In particular, economic restructuring, income distribution reform and other measures will render great help to shift the PRC economic growth mode and realize a sustainable growth. However, it is startling evident that economic growth in China now is imbalanced, not coordinated and unsustainable, which makes the whole situation even worse with a severe inflation. Where the macro-economic control imposed by the state is becoming more stringent, the growth rate for the economy is expected to slow down. Confronted with an increasingly complicated domestic and overseas economic environment, the PRC aviation industry will move ahead among opportunities and challenges. On one hand, revitalization in the global economies and rapid growth of the PRC economy are seen to build a strong foothold for future development of aviation industry, increased shift in the PRC economic development mode and the endless boost in market consumption will push the aviation industry forward, while constant improvement in defects of aviation industry and continuous appreciation in Renminbi will improve operating results of the airlines; on the other hand, intensifying fluctuation in macro-economies, escalation of inflation, acceleration of high speed railway, and consistent increase in fuel prices will certainly pose tremendous challenges onto operating results and development of aviation industry. By virtue of these, the Company will fully utilize beneficiary conditions, such as drastic surge-ups in demand for air transportation, relatively tight transportation capacity and appreciation in Renminbi, so as to respond to the challenges, including operation of high speed railway and increase in fuel prices, with the following key measures:

1. Comprehensive promotion of the application of safety management system, to improve its risk management capacity and ensure constant safety for its airlines

2. Progression of strategic transformation

3. Innovation of brand services and continuous improvement in service quality

4. Acceleration of freight progression and improvement in freight capacity

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2010 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2010, with an unqualified auditor's report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
28 March 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.